UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with authorized Capital

Tax ID (“CNPJ”) no. 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 18, 2025

1.                Date, Time, and Place: On March 18, 2024, at 09:00 a.m, held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, no. 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.                Call and Attendance: Call notice given in accordance with the rules of procedure and attendance by the totality of the members of the Company's Board of Directors.

3.                Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.                Agenda: Analysis and resolution on: (i) the proposal to increase the Company's capital stock, without the issuance of shares, through the partial capitalization of the Company's expansion reserve; (ii) the proposal to issue shares under the Company's stock option program and the respective capital increase; (iii) the second share buyback program of shares issued by the Company; as well as, in view of the resignation delivered on March 12, 2025, by Mr. José Guimarães Monforte from the positions of independent member of the Board of Directors (where he occupied the position of Vice-Chairman) and Coordinator of the Corporate Governance, Sustainability and Nomination Committee (iv) election of the Vice-Chairman of the Board of Directors; (v) election of a new member for the Corporate Governance, Sustainability, and Nomination Committee; and (vi) appointment of a new Coordinator for the Corporate Governance, Sustainability, and Nomination Committee.

5.                Resolutions: The members of the Board of Directors discussed and resolved the following:

5.1.        Analysis and resolution on the increase of the Company's capital stock, without the issuance of shares: After analysis and discussion, the members of the Board of Directors, based on the favorable opinion of the Fiscal Council, unanimously and without reservations, resolved to approve the increase of the Company's capital stock in the amount of R$ 184,074,731.45 (one hundred and eighty-four million, seventy-four thousand, seven hundred thirty-one reais and forty-five cents), without the issuance of shares, through the partial capitalization of the Company's expansion reserve, pursuant to article 169 of Law No. 6,404, of December 15, 1976, as amended (“Corporate Law”), and article 5 of the Company's Bylaws. Additionally, the members of the Board of Directors stated that:

(i) the increase of the capital stock hereby approved, through the partial capitalization of the Company's expansion reserve, is performed without the issuance of new shares, as permitted by article 169, §1º, of the Corporate Law;

(ii) as a result of the capital increase hereby approved, the Company's capital stock increases from R$ 1,271,695,073.49 (one billion, two hundred seventy-one million, six hundred ninety-five thousand, seventy-three reais and forty-nine cents) to R$ 1,455,769,804.94 (one billion, four hundred and fifty-five million, seven hundred sixty-nine thousand, eight hundred four reais and ninety-four cents), fully subscribed and paid-in;

(iii) since the capital increase now approved is performed without the issuance of new shares, the Company's capital stock remains divided into 1,352,215,647 (one billion, three hundred fifty-two million, two hundred fifteen thousand, six hundred forty-seven) common shares with no par value.

5.2.        Analysis and resolution on the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase: The members of the Board of Directors discussed the Company’s Stock Option Plan approved at the Extraordinary Shareholders’ Meeting held on December 31, 2020 (“Stock Option Plan”) and resolved:

As a consequence of the exercise of options pertaining to the Series B9, B10, and B11 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and within the limit of the authorized capital of the Company, the increase of the Company’s corporate capital in the amount of R$ 295.38 (two hundred and ninety-five reais and thirty-eight cents), by means of the issuance of 29,538 (twenty-nine thousand, five hundred and thirty-eight) common shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Stock Option Plan.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock, which already includes the increase approved by resolution 5.1 above, shall increase from the current R$ 1,455,769,804.94 (one billion, four hundred and fifty-five million, seven hundred and sixty-nine thousand, eight hundred and four reais and ninety-four cents) to R$ 1,455,770,100.32 (one billion, four hundred and fifty-five million, seven hundred and seventy thousand, one hundred reais and thirty-two cents), fully subscribed and paid-in, divided into 1,352,245,185 (one billion, three hundred and fifty-two million, two hundred and forty-five thousand, one hundred and eighty-five) common shares with no par value.

5.3.        Analysis and resolution on the second share buyback program of shares issued by the Company: After discussion, the members of the Board of Directors, based on the favorable recommendation of the Finance and Investment Committee, unanimously and without reservations, resolved to approve the Company’s Second Share Buyback Program (“Second Buyback Program”), aimed at acquiring up to 8,000,100 (eight million and one hundred) common shares issued by the Company, representing 0.59% of the total outstanding shares of the Company's capital stock as of March 18, 2025, to be held in treasury, pursuant to Article 30, §1, “b” of the Corporate Law, Article 17, “k” of the Company’s Bylaws, and Article 4, §1 of CVM Resolution No. 77, dated as of March 29, 2022 (“CVM Resolution 77”), in order to enable the delivery of shares to participants of the Executive Partner Program and the Long-Term Incentive Plan through the Granting of the Right to Receive Shares, which were approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 26, 2024.The Executive Board shall determine the timing and the number of shares to be effectively acquired, subject to the limits and validity period of this authorization. This approval was granted after verification of (i) the Company’s financial capacity to settle the potential acquisition of shares under the Second Buyback Program without affecting other previously assumed obligations towards creditors or the payment of minimum mandatory dividends; and (ii) the availability of funds in accordance with Article 8, §1 of CVM Resolution 77. Further details on the Second Buyback Program are described in Annex I of these minutes, which contains all the required information pursuant to Annex G of CVM Resolution No. 80, dated as of March 29, 2022, as amended, and Article 6 of CVM Resolution 77. As a result of the resolution above, the Company’s Executive Board is hereby authorized to take all necessary measures and perform all the acts required to implement the resolutions approved at this meeting.

5.4.        Analysis and resolution on the election of the Vice Chairman of the Board of Directors: After analysis and discussion, the members of the Board of Directors unanimously and without reservations resolved, pursuant to Article 13, §3º of the Bylaws and based on the favorable recommendation of the Corporate Governance, Sustainability, and Nomination Committee, to elect the director Mr. José Roberto Meister Müssnich, Brazilian, married, business administrator, holder of identity card No. 20.048.723-35 SSP/RS and registered with the CPF/MF under No. 164.206.830-68, with business address at Avenida Aricanduva, No. 5,555, Jardim Marília, São Paulo City, State of São Paulo, ZIP Code 03523-020, to the position of Vice-Chairman of the Company's Board of Directors.

5.5.        Analysis and resolution on the election of a new member for the Corporate Governance, Sustainability, and Nomination Committee: After analysis and discussion, the members of the Board of Directors unanimously and without reservations resolved, based on the favorable recommendation of the Corporate Governance, Sustainability, and Nomination Committee, to elect Mr. Oscar de Paula Bernardes Neto, Brazilian, married, chemical engineer, holder of Identity Card RG No. 7158672 SSP/SP, registered with the CPF/MF under No. 037.057.307-20, with business address at Avenida Aricanduva, No. 5,555, Jardim Marília, São Paulo City, State of São Paulo, ZIP Code 03523-020, as a member of the Corporate Governance, Sustainability, and Nomination Committee, with a term unified with the other members of the body.

5.6.       Analysis and resolution on the appointment of a new Coordinator for the Corporate Governance, Sustainability, and Nomination Committee: After analysis and discussion, the members of the Board of Directors unanimously and without reservations resolved to appoint Mr. Julio Cesar de Queiroz Campos, Brazilian, married, engineer and administrator, holder of Identity Card RG No. 13.685.283 SSP/SP, registered with the CPF/MF under No. 129.447.578-90, with business address at Avenida Aricanduva, No. 5,555, Jardim Marília, São Paulo City, State of São Paulo, ZIP Code 03523-020, as Coordinator of the Corporate Governance, Sustainability, and Nomination Committee.

It is stated that the Board of Directors (i) will resolve in due course on the proposal of the management for the Annual General Shareholders Meeting of the Company to be held on April 25, 2025, which will provide the nomination of candidates from the management to compose the Board of Directors for the next term of office; and (ii) will not elect at this moment a new member for the Financial and Investment Committee due to the resignation of Mr. José Guimarães Monforte.

6.                Adjournment: With no further matters to be discussed, these minutes were drawn-up, and subsequently read, approved, and signed by the attending members. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors: Messrs. Oscar de Paula Bernardes Neto, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio César de Queiroz Campos, José Roberto Meister Müssnich, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

Rio de Janeiro, March 18, 2025.

This minute is a true copy of the original drawn-up in the proper book.

_______________________________

Tamara Rafiq Nahuz

Secretary

Annex I

Annex G of CVM Resolution No. 80

This document approves the conditions and terms of the second share buyback program of shares issued by Sendas Distribuidora S.A. (“Company” and “Second Buyback Program”, respectively) and was prepared in accordance with Annex G of CVM Resolution No. 80, dated 29 March 2022, as amended, and approved by the Board of Directors at the meeting held on March 18, 2025.

1. Justify in detail the objective and expected economic effects of the operation:

The Second Buyback Program objective is the acquisition of shares issued by the Company to be held in treasury, in order to subsequently allow the delivery of these shares to participants of the Executive Partner Program and the Long-Term Incentive Plan via Grant of the Right to Receive Shares, which were approved by the Company's shareholders at the annual and extraordinary general meeting held on April 26, 2024.

2. Inform the number of shares (i) in circulation and (ii) already held in treasury:

On this date, the Company has 1,345,867,968 (one billion, three hundred and forty-five million, eight hundred and sixty-seven thousand, nine hundred and sixty-eight) common shares in circulation and 3,800,000 (three million and eight hundred thousand) shares held in treasury.

3. Inform the number of shares that may be acquired or sold:

The number of shares to be acquired in the Second Buyback Program will be limited to 8,000,100 (eight million and one hundred) common shares issued by the Company, which represent 0.59% of the shares in circulation on March 18, 2025.

4. Describe the main terms of the derivative instruments that the Company may use, if any:

Not applicable, considering that the Company will not use derivative instruments.

5. Describe, if there is any, existing voting agreements or guidelines between the Company and the counterparty to the operations:

Not applicable, since the Company will carry out operations exclusively at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), with no previously identifiable counterparties.

6. In the case of operations carried out outside organized and securities markets, inform:

(a) maximum (minimum) price at which shares will be acquired (disposed of); and

Not applicable. All acquisitions under the Second Buyback Program will be made at B3 and at market prices.

(b) if applicable, the reasons that justify carrying out the transaction at prices higher than 10% (ten percent), in the case of acquisition, or lower than 10% (ten percent), in the case of disposal , the average price, weighted by volume, in the 10 (ten) previous trading sessions:

Not applicable. All acquisitions under the Second Buyback Program will be made at B3 and at market prices.

7. Inform, if there is any, the impacts that the negotiation will have on the composition of shareholding control or the administrative structure of the company:

The operation will not have any impact on the composition of the Company's shareholding control or administrative structure.

8. Identify the counterparties, if known, and, in the case of a party related to the Company, as defined by the accounting rules related with this matter, also provide the information required by art. 9th of CVM Resolution No. 81, of March 29, 2022.

All acquisitions under the Second Buyback Program will be carried out at B3, and it is not possible for the Company to identify the counterparties of these operations.

9. Indicate the destination of the resources received, if applicable:

Not applicable. The shares acquired will be used for the purpose of settling the rights of participants of the Executive Partner Program and the Long-Term Incentive Plan via Grant of the Right to Receive Shares, under the terms and conditions set forth therein.

10. Indicate the maximum period for the settlement of authorized operations:

The period for performing the acquisitions will begin on April 1st, 2025 and will end on March 31, 2026, considering that the Second Buyback Program has 12 (twelve) months of duration, being the Company's Executive Board responsible for defining the dates and the number of shares in which the buyback will be actually performed.

11. Identify institutions that will act as intermediaries, if any:

Ágora Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 74.014.747/0001-35)

12. Specify the available resources to be used, in accordance with art. 8th, §1st, of CVM Resolution No. 77, of March 29, 2022.

The Company will use the resources available in profit reserves, with the exception of the reserves mentioned in article 8, §1, item I of CVM Resolution No. 77, according to the financial statements referring to the fiscal year ended on December 31, 2024.

13. Specify the reasons why the members of the board of directors feel comfortable that the buyback of shares will not jeopardize the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends:

In the understanding of the Company's Board of Directors, the Company's financial situation is compatible with the acquisition of shares within the scope of the Second Buyback Program, with no impact envisaged on (i) the fulfillment of the obligations assumed by the Company with creditors and (ii) in the payment of mandatory, fixed or minimum dividends, taking into consideration the Company's liquidity and cash generation situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.